Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

July 8, 2021

Re:	Gatos Silver, Inc. Draft Registration Statement on Form S-1 Submitted June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anuja Majmudar

Dear Ms. Majmudar:

On behalf of our client, Gatos Silver, Inc. (the “Company”), we hereby confirm that the Company will publicly file its Registration Statement on Form S-1 and its nonpublic draft submission at least 48 hours prior to the requested effective date and time.

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.